

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 2, 2010

Mr. Dale Schnittjer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

> **Re:** **Teledyne Technologies Inc.**
> **Form 10-K for the fiscal year ended January 3, 2010**
> **Filed March 2, 2010**
> **File No. 1-15295**

Dear Mr. Schnittjer:

We have reviewed your response letter dated August 16, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended January 3, 2010

Note 13. Business Segments, page 99

1. We note your response to our prior comment one. Please help us better understand how you determined that your operating segments did not exist at a lower level. In this regard, please further explain how you determined that your CODM is your chief executive officer and tell us what consideration you gave to whether your CODM is a group of individuals that may include your segment managers. In addition, given that your chief executive officer receives the financial information of your business units and product lines, it is unclear to us how you concluded that this information is not used to allocate resources and assess performance. Please explain further.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief